INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

(d)(3)(iii)

August 1, 2022

Voya Funds Trust

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Funds Trust ("VFT"), on behalf of Voya Floating Rate Fund (the "Fund"), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from August 1, 2022 through August 1, 2023, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund		Maximum Operating Expense Limit
		(as a percentage of average net assets)
			Share Classes
A	C	I	P	P3	R	T	W
Voya Floating Rate 0.95%	1.70%	0.70%	N/A	N/A	1.20%	0.95%	0.70%
Fund

We are willing to be bound by this letter agreement to lower our fees for the period from August 1, 2022 through August 1, 2023. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2)it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

August 1, 2022

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of VFT.

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Funds Trust

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized